UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

IMMUCOR, INC.

(Name of Subject Company)

IMMUCOR, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

452526106

(CUSIP Number of Class of Securities)

Joshua H. Levine

President and Chief Executive Officer

Immucor, Inc.

3130 Gateway Drive

Norcross, Georgia 30071

(770) 441-2051

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person Filing Statement)

With copies to:

C. William Baxley

John D. Capers, Jr.

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Immucor, Inc., a Georgia corporation (the “Company”), on July 15, 2011.

The Statement relates to the offer by IVD Acquisition Corporation, a Georgia corporation (“Purchaser”) and a wholly owned indirect subsidiary of IVD Holdings Inc., a Delaware corporation (“Parent”), which is controlled by TPG Partners VI, L.P., a Delaware limited partnership (the “TPG Fund”), as disclosed in the Tender Offer Statement on Schedule TO, dated July 15, 2011, to purchase for cash all of the issued and outstanding shares of common stock, par value $0.10 per share, of the Company at a purchase price of $27.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011, and in the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented by inserting on page 47 of the Statement after the third paragraph under the heading “Additional Information—Antitrust Laws—United States Antitrust Compliance” the following:

“The Premerger Notification and Report Forms required by the HSR Act were filed by Parent on July 18, 2011 and by the Company on July 19, 2011 with the FTC and the Antitrust Division and, therefore, the required waiting period under the HSR Act with respect to the Offer expired effective at 11:59 p.m., New York City time, on August 2, 2011. Accordingly, the condition of the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.”

Item 8 of the Statement is hereby amended and supplemented by replacing the last sentence under the heading “Additional Information—Antitrust Laws—Other Foreign Laws” on page 47 of the Statement with the following:

“The TPG Fund filed the required premerger filing with Germany’s Federal Cartel Office (the “FCO”) on July 15, 2011 and, on August 3, 2011, the TPG Fund received notification of antitrust regulatory clearance under German law from the FCO.”

Item 9.	Exhibits.

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibits thereto:

“(a)(23)	Joint Press Release issued by the Company and Purchaser on August 3, 2011 announcing expiration of the Hart-Scott-Rodino Act waiting period (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on August 4, 2011)

(a)(24)	Joint Press Release issued by the Company and Purchaser on August 4, 2011 announcing the receipt of regulatory clearance from Germany’s Federal Cartel Office (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company with the SEC on August 4, 2011)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

IMMUCOR, INC.

By:	/s/ Philip H. Moïse
Name:	Philip H. Moïse
Title:	Executive Vice President and General Counsel

Dated: August 4, 2011